EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Elbit Imaging Ltd.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Elbit Imaging Ltd. of our report dated June 27, 2008 with respect to the consolidated balance sheets of Plaza Centers N.V. (formerly: Plaza Centers (Europe) B.V) as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which report appears in the December 31, 2007 Annual Report on Form 20-F of Elbit Imaging Ltd. as filed with the Securities and Exchange Commission on June 30, 2008.

/s/ KPMG Hungária Kft.
KPMG Hungária Kft.

Budapest, Hungary

August 6, 2008